11021952

SEC Mail Processing
Section

MAY 23 2011

Washington, DC
110

*AB 5/24

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NO.
8-17770

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/10 AND ENDING 03/31/11

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER

CAPITAL DIRECTIONS, INC.

Office Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8038 ANNE COURT
(No. and Street)

ORLAND PARK	ILLINOIS	60462
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GERALD P. MIKITKA — (708) 403-1010
(Area-Code-Telephone No.)

B. ACCOUNTANT IDENTIFICATION

IDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RAPACZ, LINDA CAROL
(Name – if individual, last, first, middle name)

13844 SOUTH MAPLE AVENUE	ORLAND PARK	ILLINOIS	60462-1628
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

* Claims for extensions from the requirements that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17x-5(e)(2).

AB 5/24

LINDA C. RAPACZ
CERTIFIED PUBLIC ACCOUNTANT
13844 SOUTH MAPLE AVENUE
ORLAND PARK, ILLINOIS 60462-1628
(708) 403-1999 FAX (708) 403-1428
LRapacz@msn.com

American Institute of Certified Public Accountants
Illinois CPA Society
Public Company Accounting Oversight Board

INDEPENDENT AUDITOR'S REPORT

To Board of Directors
Capital Directions, Inc.
Orland Park, Illinois

I have audited the accompanying statement of financial condition of Capital Directions, Inc. as of March 31, 2011. This financial statement is the responsibility of the Company's management. My responsibility is to express an opinion on this financial statement based upon my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Capital Directions, Inc. as of March 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Linda Rapacz, CPA

May 19, 2011

CAPITAL DIRECTIONS, INC.
(An Illinois Corporation)
STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED MARCH 31, 2011

A S S E T S

CURRENT ASSETS		
Cash		$ 5,561
Cash in Money Market Account		80,372
Prepaid Expense		212
Accounts Receivable		50
Total Current Assets		$ 86,195
TOTAL ASSETS		$ 86,195

LIABILITIES AND SHAREHOLDER'S EQUITY

CURRENT LIABILITIES		
Accounts Payable		$ 40
Total Current Liabilities		$ 40
Total Liabilities		$ 40
SHAREHOLDER'S EQUITY		
Capital Stock - Common; $.01 Par Value; 500,000 Shares Authorized; 20,000 Shares Issued and Outstanding	$ 200	
Additional Paid In Capital	19,800	
Retained Earnings	66,155	
Total Shareholder's Equity		$ 86,155
TOTAL LIABILITES AND SHAREHOLDER'S EQUITY		$ 86,195

The accompanying notes to the financial statements
are an integral part of this statement.

CAPITAL DIRECTIONS, INC.
(An Illinois Corporation)
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2011

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Capital Directions, Inc. (the Company) is an Illinois corporation, which was formed on September 4, 1973. The Company is a fully disclosed broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company operates as a brokerage firm, generating commission income, introducing customers to Mutual Funds and Variable Annuities.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Income Recognition

Securities transactions in regular-way trades are recorded on the trade date basis, as if they had settled. Profit and loss arising from all securities transactions are entered into for the account and risk of the Company, and are therefore recorded on a trade date basis. Marketable securities held by the Company are valued at fair value (See Note 4). The Company's commission income is recognized when earned, in compliance with accounting principles generally accepted in the United States of America.

Income Taxes

The Company is subject to federal and Illinois state income taxes. There are currently no operating losses being carried forward and no current income taxes due.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Statement of Cash Flows

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

NOTE 3 - RELATED PARTY TRANSACTIONS

The Company occupies office space owned by its president and shareholder. At March 31, 2011 the Company had an outstanding account payable, due to the president and shareholder, in the amount of $40.

NOTE 4 - FAIR VALUE MEASUREMENT

FASB ASC 820, *Fair Value Measurements and Disclosures*, defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the asset or transfer the liability occurs in the principle market for the asset or liability or, in the absence of principle market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices in active markets for identical assets or for liabilities the Company has the ability to assess.
- Level 2 inputs are inputs (other than quoted prices included in level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

At March 31, 2011, the Company did not have any level 2 or level 3 inputs.

NOTE 5- FINANCIAL INSTRUMENTS

Derivative financial instruments used for trading purposes, including economic hedges of trading instruments, are carried at fair value. Fair values for exchange-traded derivatives, principally futures and certain options, are based on quoted market prices. Fair value for over-the-counter (OTC) derivative financial instruments, principally, forwards, options, and swaps, are based on internal pricing models as no quoted market prices exist for such instruments. Factors taken into consideration in estimating fair value of OTC derivatives include credit spreads, market liquidity, concentrations, and funding and administrative costs incurred over the life of the instruments. The Company has traded no derivatives during the year ended March 31, 2011. Unrealized gains or losses on these derivative contracts would be recognized currently in the statement of income as principal transactions. The Company does not apply hedge accounting as defined in FASB ASC 815, *Derivatives and Hedging,* as all financial instruments are recorded at fair value with changes in fair values reflected in earnings. Therefore, certain of the disclosures required under FASB ASC 815 are generally not applicable with respect to these financial statements.

CAPITAL DIRECTIONS, INC.
(An Illinois Corporation)
NOTES TO FINANCIAL STATEMENTS - CONTINUED
MARCH 31, 2011

NOTE 6 - CONCENTRATION OF CREDIT RISK

The Company is engaged in various brokerage activities in which counterparties primarily include other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 7 - FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK

The Company can enter into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include exchange-traded futures, forwards and options. These derivative transactions would be entered into to conduct trading activities, and manage market risks, and would, therefore, be subject to varying degrees of market and credit risk. Derivative transactions are entered into for trading purposes or to economically hedge other positions or transactions. The Company has traded no derivatives during the year ended March 31, 2011.

In addition, the Company can sell securities that it does not currently own and would therefore be obligated to purchase such securities at a future date. The Company would record these obligations in the financial statements at the fair values of the related securities and would incur a loss if the fair value of the securities subsequently increases. The Company has traded no such securities during the year ended March 31, 2011.

NOTE 8- NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). The Company is required to maintain "adjusted net capital" equivalent to $5,000 or one eighth of aggregate indebtedness, whichever is greater, as these terms are defined. At March 31, 2011 the Company had net capital and net capital requirements of $84,336 and $5,000 respectively. The ratio of aggregate indebtedness to net capital was .05%. The net capital requirement may restrict the payment of dividends or the withdrawal of equity.

NOTE 9- RECONCILIATION OF AUDITED AND UNAUDITED FINANCIAL STATEMENTS

The audit of the unaudited financial statements revealed no significant discrepancies. Therefore, no adjustments were required as of March 31, 2011.

NOTE 10 - CONTINGENCIES

The Company's management has evaluated the effects of its adoption of FASB ASC 740, *Income Taxes*, to the Company as of March 31, 2011, and has determined that no provision for income tax is required in the financial statements. Uncertain tax positions are evaluated in accordance with FASB ASC 450, *Accounting for Contingencies*, which requires the Company to record a liability for an estimated contingent loss if the information available indicates that it is probable that there is a tax liability incurred at the date of the financial statements, and the amount of the tax liability can reasonably be estimated. No income tax liability for uncertain tax positions has been recognized in the accompanying financial statements.

NOTE 11 - SUBSEQUENT EVENTS

In accordance with the provisions set forth in FASB ASC 855, *Subsequent Events*, management has evaluated subsequent events through May 19, 2011, the date the financial statements were available for issuance. Management has determined that there are no material events that would require adjustments to, or disclosures in, the Company's financial statements.

OATH OR AFFIRMATION

I, GERALD P. MIKITKA, swear (or affirm) that to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of

CAPITAL DIRECTIONS, INC. as of

MARCH 31, 2011, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

PRESIDENT
Title

Subscribed and sworn to before me this 30th day of May, 2011

Janice V. McNeela
Notary Public

OFFICIAL SEAL
JANICE V. MCNEELA
Notary Public - State of Illinois
My Commission Expires Aug 08, 2014

This report contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of financial condition.
- ☒ (c) Statement of income (loss).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' equity or partners' or sole proprietor's capital.
- ☒ (f) Statement of changes in liabilities subordinated to claims of general creditors.
- ☒ (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- ☒ (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- ☒ (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- ☐ (j) A reconciliation, including appropriate explanation, of the computation of net capital Under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- ☐ (k) A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation.
- ☒ (l) An oath or affirmation.
- ☒ (m) A copy of the SIPC supplemental report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal accounting controls.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

* For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CAPITAL DIRECTIONS, INC.
(An Illinois Corporation)

STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITOR'S REPORT
PURSUANT TO RULE 17a-5 (d)
MARCH 31, 2011